

May 7, 2009

Mr. Gene E. Burleson
Chairman and Chief Executive Officer
Pet DRx Corporation
215 Centerview Drive, Suite 360
Brentwood, TN 37027

> **Re:** **Pet DRx Corporation**
> **Schedule 14A filed April 17, 2009**
> **File No. 1-34085**

Dear Mr. Burleson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 17, 2009

Proposal 3: Approval of the Issuance of Common Stock Upon Conversion of Senior Notes and Exercise of Financing Warrants, page 22

1.   Provide all the disclosure Items 12 and 13(a) of Schedule 14A require, including financial statements.

2.   We note your reference on page 23 to "a nonconvertible premium of 184%." Please revise to explain this in greater detail. Please clarify whether by

"nonconvertible" you mean that the premium amount is not convertible into shares of Common Stock. If the premium is convertible into shares of Common Stock, please revise the table on page 22 to include the number of shares of Common Stock that would be issuable upon conversion of the premium amount.

3.   We note your disclosure that the issuance of shares of Common Stock upon conversion of the Senior Notes and exercise of the Warrants would constitute a "change of control" under Nasdaq Marketplace Rule 4350 and that, as a result, you must seek shareholder approval in advance. You also state that "[g]enerally, Nasdaq interpretations provide that the acquisition of 20% of the outstanding shares of the common stock (or securities convertible into or exercisable for shares of common stock representing more than 20% of the outstanding shares of the common stock) of an issuer by an investor or group of investors may be deemed a change of control" [emphasis added]. Revise to explain whether the issuance of the Senior Notes and the Warrants required prior shareholder approval pursuant to the interpretations you reference. We may have additional comments after reviewing your response.

4.   We note that, as disclosed on pages 16 and 17, the holders of the Senior Notes and the Warrants appear to include directors, officers, and greater than 5% shareholders of the company. Please enhance your disclosure to include the information required by Item 5 of Schedule 14A regarding the interests of certain persons in matters to be acted upon at the 2009 Annual Meeting of Stockholders.

Proposal No. 4: Approval of the Amendment of Our Restated Certificate of Incorporation to Effect a Reverse Stock Split, page 26

5.   Disclose clearly that the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Also disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss in necessary detail. If not, state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.

6.   Provide tabular or similar disclosure to show clearly for a 1-for 10, 1-for-15 and 1-for-20 reverse split the number of shares of your common stock that will be (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized and unreserved.

7.   Describe the potential anti-takeover effects of the increase in your authorized but unreserved shares that will result from the stock split. Discuss whether there are other provisions of your charter, bylaws, employment agreements, or other agreements that have material anti-takeover consequences. If not, please so state.

8.   Advise us on a supplemental basis how many beneficial holders of your common stock exist as of the latest practicable date.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        N. Gholson